UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549        SEC FILE NUMBER
                                   FORM 12B-25                    333-43089
                            NOTIFICATION  OF  LATE  FILING     -------------
                                                               CUSIP  NUMBER
                                                                 36229N  AC2
                                                              --------------
(Check  One):  [X] Form 10-K   [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [
]  Form  N-SAR
[  ]  Form  N-CSR
For  Period  Ended:  DECEMBER  31,  2005
                     -------------------
[   ]  Transitional  Report  on  Form  10-K
[   ]  Transitional  Report  on  Form  20-F
[   ]  Transitional  Report  on  Form  11-K
[   ]  Transitional  Report  on  Form  10-Q
[   ]  Transitional  Report  on  Form  N-SAR
For  the  Transitional  Period  Ended:
  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

  -----------------------------------------------------------------------------
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
     ------------------------------------------------------------------------
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
                   ------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Full  Name  of  Registrant     THE  GSI  GROUP,  INC.

Former  Name  if  Applicable

Address  of  Principal  Executive  Office
(Street  and  Number)     1004  E.  ILLINOIS  STREET

City,  State  and  Zip  Code     ASSUMPTION,  ILLINOIS  62510

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PART  II  -  RULES  12B-25(B)  AND  (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)     The  reasons  described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c)     The  accountant's  statement or other exhibit required by Rule
12b-25(c) has  been  attached  if  applicable.

PART  III  -  NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The registrant worked diligently to prepare its Form 10-K for the period ended December 31, 2005. However, because information required, particularly relating to tax matters, was not previously available, the registrant was unable to complete such Form 10-K within the prescribed time period without unreasonable effort or expense. Certain of these tax provisions, when finalized, may affect results of operations.

PART  IV  -  OTHER  INFORMATION
(1)     Name  and  telephone  number  of  person  to  contact  in regard to this notification
Ann  Montgomery     217     226-5534
                            --------
(Name)     (Area  Code)     (Telephone  Number)
------     ------------     -------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1941 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify  report(s).     [X]  Yes  [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]  Yes  [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                               THE GSI GROUP, INC.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunder duly authorized.


 Date:  March  31,  2006                            By:  /s/  John  Henderson
        ----------------                               ----------------------
                                                       John  Henderson
                                                       Chief  Financial  Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

PART  IV  -  ITEM  (3)  ATTACHMENT

     Based on information available to management at this point in time, including audited consolidated financials, management believes that revenue for the year ended December 31, 2005 will be approximately 20% higher than for the comparable period in 2004. This increase is due to better pricing in our grain business and growing volumes in our protein business.

Based on information available to management at this point in time, management anticipates that results for gross margin, operating income and net income for the year ended December 31, 2005, when adjusted for non-recurring and extraordinary items, will also increase materially from the comparable period in 2004.

The final version of this information will be included in the Company's Annual Report on Form 10-K for such period, which will be filed with the Securities and Exchange Commission on or before April 14, 2006.

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